UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF

CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.	Name of fund:

BMO Funds, Inc. (the “Corporation”)

3.	Securities and Exchange Commission File No.:

811-58433

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application            ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

790 N. Water Street, Suite 1100

Milwaukee, WI 53202

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Timothy M. Bonin, Chief Financial Officer

BMO Funds, Inc.

790 N. Water Street, Suite 1100

Milwaukee, Wisconsin 53202

414-287-8658

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Records Relating to:	Are located at:
Corporation’s Sub-Administrator, Portfolio and Fund Accounting Services Agent and Custodian	State Street Bank and Trust Company 1 Iron Street Boston, MA 02116 617-786-3000
Corporation’s Transfer Agent and Dividend Disbursing Agent	DST Asset Manager Solutions, Inc. 2000 Crown Colony Drive Quincy, MA 02171 800-407-0256
Corporation’s Investment Adviser, Administrator and Shareholder Servicing Agent	BMO Asset Management Corp. 115 South LaSalle Street Chicago, IL 60603 312-461-4699
Corporation’s Distributor	Foreside Financial Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101 866-251-6920

8.	Classification of fund (check only one):

☒	Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Sub-classification if the fund is a management company (check only one):

☒  Open-end             ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Wisconsin

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BMO Asset Management Corp.

115 South LaSalle Street

Chicago, IL 60603

Columbia Management Investment Advisers, LLC

290 Congress Street

Boston, MA 02210

Pyrford International Ltd.

95 Wigmore Street

London

United Kingdom

LGM Investments Limited

95 Wigmore Street

London

United Kingdom

BMO Asset Management Limited

Exchange House, Primrose Street

London

United Kingdom

Graham Capital Management, L.P.

40 Highland Avenue

Rowayton, CT 06853

CTC myCFO LLC (now known as BMO Family Office, LLC)

111 W. Monroe Street

Chicago, IL 60603

Cramer Rosenthal McGlynn LLC

520 Madison Avenue, 20th Floor

New York, NY 10022

Iridian Asset Management LLC

276 Post Road West

Westport, CT 06880

Taplin, Canida & Habacht, LLC

1001 Brickell Bay Drive, Suite 2100

Miami, FL 33131

Pine River Capital Management L.P.

601 Carlson Parkway

Minnetonka, MN 55305

Sound Point Capital Management L.P.

375 Park Avenue, 33rd Floor

New York, NY 10152

Capstone Investment Advisors, LLC

7 World Trade Center

250 Greenwich Street, 30th Floor

New York, NY 10007

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Financial Services, LLC

3 Canal Plaza, Suite 100

Portland, Maine 04101

BMO Investment Distributors, LLC

115 South LaSalle Street

Chicago, IL 60603

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not Applicable.

(b)	Directors’ name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes            ☒  No

If Yes, for each UIT state (name, file no. and business address):

Not applicable.

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the board vote took place:

August 11, 2021 and October 18, 2021

If No, explain: Not applicable.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the shareholder vote took place:

November 23, 2021; January 7, 2022; February 4, 2022

If No, explain: Not applicable.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes            ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

December 10, 2021; January 21, 2022; February 11, 2022

(b)	Were the distributions made on the basis of net assets?

☒  Yes            ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes            ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not applicable

(e)	Liquidations only:

Not Applicable.

Were any distributions to shareholders made in kind?

☐  Yes            ☒  No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

Not applicable

17.	Closed-end funds only:

Not Applicable.

Has the fund issued senior securities?

☐  Yes            ☒  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes            ☐  No

If No,

(a)	How many shareholders does the fund have as of the date of this form filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interest?

☐  Yes            ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interest of, those shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐  Yes            ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not Applicable.

(b)	Why has the fund retained the remaining assets?

Not Applicable.

(c)	Will the remaining assets be invested in securities?

Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes            ☒  No

If yes,

(a)	Describe the type and amount of each debt or other liability:

Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $258,827

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Tail Insurance: $333,500

Printing: $6,961

Blue Sky: $70,896

Proxy/N-14: $796,010

Transfer Agency De-conversion: $156,400

(iv)	Total expenses (sum of lines (i) - (iii) above): $1,622,594

(b)	How were those expenses allocated?

All of the expenses were allocated to and paid by BMO Asset Management Corp. or its affiliates.

(c)	Who paid those expenses?

All of the expenses were paid by BMO Asset Management Corp. or its affiliates.

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☒    No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐Yes            ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Columbia Emerging Markets Fund

Columbia Mid Cap Growth Fund

Columbia Total Return Bond Fund

Columbia Corporate Income Fund

Columbia Intermediate Municipal Bond Fund

Columbia Strategic Income Fund

Each a series of Columbia Funds Series Trust I

Columbia Overseas Value Fund

Columbia Select Mid Cap Value Fund

Columbia Small Cap Value Fund II

Columbia Short Term Municipal Bond Fund

Columbia Short Term Bond Fund

Columbia Capital Allocation Moderate Aggressive Portfolio

Each a series of Columbia Funds Series Trust

Columbia Integrated Large Cap Value Fund

Columbia Integrated Large Cap Growth Fund

Columbia Pyrford International Stock Fund

Columbia Ultra Short Municipal Bond Fund

Columbia Capital Allocation Aggressive Portfolio

Columbia Capital Allocation Conservative Portfolio

Columbia Capital Allocation Moderate Portfolio

Each a series of Columbia Funds Series Trust II

Goldman Sachs Financial Square Government Fund

Goldman Sachs Investor Money Market Fund

Goldman Sachs Investor Tax-Exempt Money Market Fund

Each a series of Goldman Sachs Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-04367

811-09645

811-21852

811-05349

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s) and date the agreement was filed:

N-14/A, File No. 333-258917 (SEC Accession No. 0001193125-21-289992) October 4, 2021

N-14/A, File No. 333-258930 (SEC Accession No. 0001193125-21-288390) October 1, 2021

N-14/A, File No. 333-258916 (SEC Accession No. 0001193125-21-289812) October 1, 2021

N-14/A, File No. 333-258932 (SEC Accession No. 0001193125-21-293360) October 7, 2021

N-14/A, File No. 333-258929 (SEC Accession No. 0001193125-21-288392) October 1, 2021

N-14, File No. 333-260616 (SEC Accession No. 0001193125-21-313558) October 29, 2021

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of BMO LGM Emerging Markets Equity Fund, BMO Mid-Cap Growth Fund, BMO Core Plus Bond Fund, BMO Corporate Income Fund, BMO Intermediate Tax-Free Fund, BMO Strategic Income Fund, BMO Disciplined International Equity Fund, BMO Mid-Cap Value Fund, BMO Small-Cap Value Fund, BMO Short Tax-Free Fund, BMO Short-Term Income Fund, BMO Dividend Income Fund, BMO Large-Cap Value Fund, BMO Low Volatility Equity Fund, BMO Large-Cap Growth Fund, BMO Small-Cap Growth Fund, BMO Pyrford International Stock Fund, BMO Ultra Short Tax-Free Fund, BMO Aggressive Allocation Fund, BMO Growth Allocation Fund, BMO Balanced Allocation Fund, BMO Conservative Allocation Fund, BMO Moderate Allocation Fund, BMO Government Money Market Fund, BMO Prime Money Market Fund, BMO Tax-Free Money Market Fund, each a series of the Corporation; (ii) he is the President of the Corporation; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ John M. Blaser

John M. Blaser President of BMO Funds, Inc. February 25, 2022